Contact

www.linkedin.com/in/rsaphow
(LinkedIn)

Top Skills

Insurance
Leadership
Process Improvement

Languages

Spanish

Certifications

Self Funding Certification
Strategic Selling / Conceptual Selling
coaching (Sales Management)
Strategic Selling / Conceptual Selling
Health/Life/AD&D Insurance License

Honors-Awards

Cigna Quality Standards - Bronze
2019 NJBiz 40 under 40

Publications

K. Hovnanian Children's Hospital
and New Jersey Association of
Health Underwriters (NJAHU) unveil
"Children's Dream Racer"

Trump's health care order: Can it
make NJ insurance cheaper?

Flume Health Hires NJAHU
President Rob Saphow as Sales
Director

Robert Saphow

Making things easy for you!
North Brunswick, New Jersey, United States

Summary

Innovative and forward thinking Organizational Sales Leader with
an M.B.A. in Entrepreneurial studies and a background in sales,
account management, and operations in the health insurance
industry. Experienced managing large scale enterprise initiatives.
Overall success in leading seamless implementations improving
revenues, margins, and workplace productivity.

_____

Experience

Broker On Demand, LLC
Partner
January 2020 - Present (3 years 8 months)
New Jersey, USA

Flume Health
Vice President, National Sales
July 2019 - January 2020 (7 months)
Greater New York City Area

Delivering the highest quality care at the best possible price, without friction

Concord Management Resources
AVP Sales and Business Development
December 2017 - July 2019 (1 year 8 months)
Somerset, New Jersey

QualCare Inc.
2 years 4 months

Assistant Vice President, Business Development
April 2017 - November 2017 (8 months)

Sr. Director, Business Development
August 2015 - April 2017 (1 year 9 months)
Piscataway, NJ

EmblemHealth
Manager of Sales Operations
April 2014 - July 2015 (1 year 4 months)
Greater New York City Area

Oversees and develops engagement strategies for brokers and other preferred partners by:
•Staff management
•Leader of ACA / PPACA healthcare reform compliance initiatives
•Leads departmental and strategic project teams including system implementations and upgrades, process improvement initiatives and new product implementations. Support sales department applications and tools for defined sales strategies.
•Develop, analyze, and interpret reports to drive growth and operational efficiencies including; monthly reporting, review of performance vs goal and trend analysis.

CIGNA Healthcare
Business Project Specialist
November 2011 - April 2014 (2 years 6 months)
No. Brunswick, NJ

Leader of an enterprise project risk and impact forum, which includes 55 business units and over 200 subject matter experts. Coordinated capacity and resource management across 14 Operational areas using statistical analysis. Employed all phases of the Waterfall and Agile methodologies.

Cigna Healthcare
Sales Analyst (Inside Account Manager)
January 2009 - December 2010 (2 years)
Blue Bell, PA

Inside sales and account managment support to the Middle Market (clients between 250-5000 employees) Delaware Valley sales market. Main responsibility was to coordinate all aspects of new and existing business processes. Increased membership and revenue growth by evaluating client insurance needs and providing financial solutions. Day to day activities included analysis of client financial reports to determine overall company "strength," building of industry comparable insurance plans, management of Salesforce.com workflows, and finalizing of sales proposals.

CIGNA Healthcare
New Busiess Manager
January 2007 - January 2009 (2 years 1 month)

Blue Bell, PA

Developed and implemented sales strategies targeting the middle market (clients between 250-5000 employees) for medical, dental, and vision insurance plans. Managed key broker relationships and acted as their subject matter expert for Cigna as well as industry knowledge. Frequently made presentations to the executive level of prospective clients.

Education

Penn State University

Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies · (2010 - 2012)

Rutgers, The State University of New Jersey-New Brunswick

Bachelor of Arts (B.A.), Economics · (2004 - 2007)